SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 4)*

Adeptus Health Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

006855100

(CUSIP Number)

David Clark

Elliot Press

Deerfield Mgmt, L.P.

780 Third Avenue, 37th Floor

New York, New York 10017

(212) 551-1600

With a copy to:

Mark D. Wood, Esq.

Jonathan D. Weiner, Esq.

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 006855100	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 798,297 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 798,297 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 798,297 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.87% (1)
14	TYPE OF REPORTING PERSON PN

(1) Consists of shares of Class A Common Stock held by Deerfield Partners, L.P. and Deerfield International Master Fund, L.P., of each of which Deerfield Mgmt, L.P. is the general partner. The percentage of outstanding Class A Common Stock beneficially owned has been determined based on 16,395,599 shares of Class A Common Stock outstanding as of November 7, 2016, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016.

 SCHEDULE 13D

CUSIP No. 006855100	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 798,297 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 798,297 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 798,297 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.87% (2)
14	TYPE OF REPORTING PERSON PN

(2) Consists of shares of Class A Common Stock held by Deerfield Partners, L.P. and Deerfield International Master Fund, L.P., of each of which Deerfield Management Company, L.P. is the investment adviser. The percentage of outstanding Class A Common Stock beneficially owned has been determined based on 16,395,599 shares of Class A Common Stock outstanding as of November 7, 2016, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016.

SCHEDULE 13D

CUSIP No. 006855100	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS Deerfield Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 351,252
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 351,252
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 351,252
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.14% (3)
14	TYPE OF REPORTING PERSON PN

(3) The percentage of outstanding Class A Common Stock beneficially owned has been determined based on 16,395,599 shares of Class A Common Stock outstanding as of November 7, 2016, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016.

 SCHEDULE 13D

CUSIP No. 006855100	Page 5 of 8 Pages

1	NAME OF REPORTING PERSONS Deerfield International Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 447,045
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 447,045
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 447,045
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.73% (4)
14	TYPE OF REPORTING PERSON PN

(4) The percentage of outstanding Class A Common Stock beneficially owned has been determined based on 16,395,599 shares of Class A Common Stock outstanding as of November 7, 2016, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016.

SCHEDULE 13D

CUSIP No. 006855100	Page 6 of 8 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 798,297 (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 798,297 (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 798,297 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.87% (5)
14	TYPE OF REPORTING PERSON IN

(5) Consists of shares of Class A Common Stock held by Deerfield Partners, L.P. and Deerfield International Master Fund, L.P. James E. Flynn is the managing member of the general partner of each of Deerfield Mgmt, L.P. and Deerfield Management Company, L.P., the general partner and the investment adviser, respectively, of Deerfield Partners, L.P. and Deerfield International Master Fund, L.P. The percentage of outstanding Class A Common Stock beneficially owned has been determined based on 16,395,599 shares of Class A Common Stock outstanding as of November 7, 2016, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016.

This Amendment No. 4 (this “Amendment”) to Schedule 13D amends the Schedule 13D (as previously amended, the “Schedule 13D”) filed by (i) Deerfield Mgmt, L.P. (“Deerfield Mgmt”), (ii) Deerfield Management Company, L.P. (“Deerfield Management”), (iii) Deerfield Partners, L.P. (“Deerfield Partners”), (iv) Deerfield International Master Fund, L.P. (“DIMF” and, together with Deerfield Partners, collectively referred to herein as the “Funds”) and (v) James E. Flynn, a natural person (“Flynn” and, collectively with Deerfield Mgmt, Deerfield Management, Deerfield Partners, and DIMF, the “Reporting Persons”), with respect to the securities of Adeptus Health Inc. (the “Company”), on September 19, 2016, as amended by Amendment Nos. 1, 2 and 3 thereto, filed by the Reporting Persons on February 6, 2017, April 4, 2017 and April 20, 2017, respectively.

Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.     Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented and amended as follows:

The information set forth under Item 6 of this Amendment is incorporated herein by reference.

Item 5.     Interests in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) Throughout this report, the percentage of outstanding Common Stock beneficially owned by the Reporting Persons has been determined based on 16,395,599 shares of Common Stock outstanding as of November 7, 2016, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016.

(1) Deerfield Management

Number of shares: 798,297

Percentage of shares: 4.87%

(2) Deerfield Mgmt

Number of shares: 798,297

Percentage of shares: 4.87%

(3) Deerfield Partners

Number of shares: 351,252

Percentage of shares: 2.14%

(4) DIMF

Number of shares: 447,045

Percentage of shares: 2.73%

(5) Flynn

Number of shares: 798,297

Percentage of shares: 4.87%

(b)

(1) Deerfield Management

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 798,297

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 798,297

(2) Deerfield Mgmt

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 798,297

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 798,297

(3) Deerfield Partners

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 351,252

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 351,252

(4) DIMF

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 447,045

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 447,045

(5) Flynn

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 798,297

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 798,297

Flynn is the managing member of the general partner of each of Deerfield Mgmt and Deerfield Management.  Deerfield Mgmt is the general partner, and Deerfield Management is the investment adviser, of each Fund. Each of the Funds directly owns the shares shown as beneficially owned by such Fund.

(c) Except as disclosed in Item 4, no Reporting Person has effected any transactions in the Common Stock during the past 60 days.

(d) Not Applicable.

(e) As of May 12, 2017, the Reporting Persons ceased to beneficially own more than five percent of the Common Stock.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

On May 9, 2017, each of Deerfield Partners and DIMF entered into a Stock Purchase Agreement (the “SPA”) pursuant to which it agreed to sell 353,128 shares and 449,434 shares of Common Stock (collectively, the “Subject Shares”), respectively, for an aggregate purchase price of $500, in order to liquidate a significant portion of its equity investment in the Company for a sum certain. Pursuant to the SPA, the purchaser agreed to certain limitations on the resale of the Subject Shares. The sale of the Subject Shares was completed on May 12, 2017.

The foregoing description of the SPA is a summary only and is qualified in its entirety by reference to the full text of the SPA, a copy of which is filed as Exhibit 99.2 hereto.

Item 7.     Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following as Exhibits 99.2:

Exhibit 99.2     Form of Stock Purchase Agreement*

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2017

DEERFIELD MGMT, L.P.

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title: Attorney-in-Fact

DEERFIELD PARTNERS, L.P.

By: Deerfield Mgmt, L.P., General Partner

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title: Attorney-in-Fact

DEERFIELD INTERNATIONAL MASTER FUND, L.P.

By: Deerfield Mgmt, L.P., General Partner

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title: Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.

By: Flynn Management LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title: Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler

Jonathan Isler, Attorney-in-Fact

Exhibit Index

Exhibit 99.2     Form of Stock Purchase Agreement